CONFIDENTIAL TREATMENT REQUESTED BY VALERO ENERGY CORPORATION

VALERO ENERGY CORPORATION
Michael S. Ciskowski
Executive Vice President and Chief Financial Officer

July 8, 2011

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Brad Skinner

Re:    Valero Energy Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 25, 2011
Commission File No. 1-13175

Dear Mr. Skinner:

On behalf of Valero Energy Corporation (“Valero”), set forth below are Valero’s responses to the comments included in the June 3, 2011 letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above referenced Form 10-K (the “2010 Form 10-K”). As used in Valero’s responses contained in this letter, the terms “we,” “us,” or “our” also refer to Valero.

For ease of reference, the comments have been repeated below with the responses set forth underneath. We are also providing separately as Exhibits A through K supplemental information in response to the Staff’s comments. Pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we are requesting that this supplemental information be returned to us as soon as practicable following the Staff’s review of such information. In addition, we are requesting that the Staff afford confidential treatment under the Freedom of Information Act to this information.

Financial Statements, page 55
Note 7: Property, Plant and Equipment, page 79

1.
We have reviewed your response to prior comment one. To help us further understand the basis for your accounting, please identify for us each property addition for the periods presented in your Form 10-K, and the related amount capitalized, organized by year, refinery, and any directly related unit, with an indication of whether the addition is “strategic,” “sustaining / reliability,” or “regulatory.”

One Valero Way, San Antonio, Texas 78249-1616
telephone (210) 345-2146 - fax (210) 345-2497

CONFIDENTIAL TREATMENT REQUESTED BY VALERO ENERGY CORPORATION

Mr. Brad Skinner
U.S. Securities and Exchange Commission
July 8, 2011

•
We have provided a detailed listing of all additions to “crude oil processing facilities” for the periods presented in the 2010 Form 10-K, which is being provided to the Staff supplementally as Exhibit A. Each addition (project) listed in Exhibit A includes the Staff’s requested information - amount capitalized, organized by year, refinery and directly related Unit. We have also indicated the category applicable to each project (i.e., “strategic,” “sustaining/reliability,” or “regulatory”), sorted by project cost from highest to lowest. Pursuant to Rule 12b-4 under the Exchange Act, we are requesting that this supplemental information be returned to us as soon as practicable following the Staff’s review of such information. In addition, we are requesting that the Staff afford confidential treatment under the Freedom of Information Act to this information.

2.
We note your response to prior comments one and three, and we would like you to expand your analysis supporting your view that every property addition, within each refinery, has a similar useful life. The complexities of your refineries and the substantial range of cost of your additions appear to be indications that the additions to your refineries could have dissimilarities that would contribute to varying useful lives. Additionally, your response also does not appear to address the full range of your property additions. Please provide us an analysis that addresses all pertinent factors of your different types of assets that illustrates how your property additions have similar useful lives.

•
We have provided a detailed analysis of the five largest projects, based on cost, for each category and for each period presented in the 2010 Form 10-K. This analysis is being provided to the Staff supplementally as Exhibit A-1 (2010 additions), Exhibit A-2 (2009 additions) and Exhibit A-3 (2008 additions). Pursuant to Rule 12b-4 under the Exchange Act, we are requesting that this supplemental information be returned to us as soon as practicable following the Staff’s review of such information. In addition, we are requesting that the Staff afford confidential treatment under the Freedom of Information Act to this information. The project costs included in the detailed analysis comprise approximately 79%, 50% and 56% of the total dollar amount of additions to “crude oil processing facilities” for 2010, 2009 and 2008, respectively.

•	For each project listed on Exhibits A-1, A-2 and A-3, we reassessed and redetermined the following pertinent factors:

◦
Should the project be capitalized or expensed? In connection with our project planning, design and approval process, our engineers and accountants review each project in detail and discuss the project’s purpose, cost, return on investment, effect on existing infrastructure, regulatory considerations and other factors to determine the appropriate accounting treatment (i.e., capital vs. expense) and to ensure compliance with our accounting policies. However, we reexamined the project descriptions and documentation in detail to redetermine the propriety of

One Valero Way, San Antonio, Texas 78249-1616
telephone (210) 345-2146 - fax (210) 345-2497

CONFIDENTIAL TREATMENT REQUESTED BY VALERO ENERGY CORPORATION

Mr. Brad Skinner
U.S. Securities and Exchange Commission
July 8, 2011

our original capitalization decision. We further reviewed and discussed the content and purpose of each project with the lead engineers who designed and coordinated or have detailed knowledge of these projects (“Engineers”). These individuals included, but were not limited to, our Senior Vice President of Strategic Development and Technology and our Vice President of Reliability. We redetermined that we complied in all material respects with our accounting policies and that all projects were properly capitalizable because the project either extended the life of the asset, increased its capacity, or improved its safety or efficiency. In addition, we reexamined the detailed project descriptions and documentation to determine if any substantive portion of the project related to repair activities or other such activities whose costs should be expensed as incurred. None were noted.

◦
Did the project involve the disposal of legacy infrastructure? Our Engineers determined the amount of legacy infrastructure removed or replaced in connection with the project. In most cases, a de minimis amount of legacy infrastructure was removed or replaced.

◦
Was the disposal of legacy infrastructure “major” or “abnormal”? We reevaluated the application of our accounting policies and we redetermined whether the project included a “major” or “abnormal” replacement of assets. Our historical application of “abnormal” has consisted of situations that are unusual and infrequent (i.e., extraordinary) and have been associated with involuntary conversions. We found no cases where the replacement of legacy assets was determined to be “major,” and we reconfirmed that only one case was determined to be “abnormal,” which is related to the project reflected in Exhibits A and A-3 on line 230. This project replaced a significant portion of Other Infrastructure at our McKee Refinery that was destroyed by a fire that occurred in 2007. The charge to income of approximately $6 million that is reflected in Exhibit A-3 on line 230 was recorded in 2007.

◦
For replacements of legacy infrastructure, what was the amount charged to income or accumulated depreciation? We recomputed and provided the amounts charged to income or to accumulated depreciation based on the reassessment of “major” or “abnormal.” No amounts were redetermined to be charged to income (i.e., no “major” or “abnormal” retirements of legacy infrastructure were identified), except with respect to the project discussed above that replaced a significant portion of Other Infrastructure at our McKee Refinery that was destroyed by a fire that occurred in 2007.

◦	What is the estimated useful life of the project? Our Engineers reevaluated the estimated useful life of each project based on an evaluation of the design,

One Valero Way, San Antonio, Texas 78249-1616
telephone (210) 345-2146 - fax (210) 345-2497

CONFIDENTIAL TREATMENT REQUESTED BY VALERO ENERGY CORPORATION

Mr. Brad Skinner
U.S. Securities and Exchange Commission
July 8, 2011

construction and maintenance pertinent factors, which were discussed in the attachment to the response letter we filed with the Commission on May 11, 2011. In all cases, the estimated useful life of the project was in excess of 20 years, with a reasonable range of 25 to 30 years. This was expected given that we design, construct and maintain our fixed assets to last for extremely long periods in accordance with industry standards and specifications, primarily those provided by Shell Global Solutions, including Shell Engineering Guide 2 EG-1, Selection of Materials of Construction (“Shell EG-1 Guidelines”).

◦
Did the project give an indication of “early obsolescence” of the Unit? We reevaluated, with assistance from our Engineers, whether the assets replaced indicated “early obsolescence” of the underlying Unit (i.e., whether the Unit was fulfilling its original estimated useful life or degrading more quickly). In substantially all cases, our replacements and retirements, while not significant, were not due to the obsolescence of the replaced assets, but they were a function of a desired and optional capital project that required the replacement of certain legacy infrastructure in order to install and construct the new project, the effect of which extended the life of the asset, increased its capacity or improved its safety or efficiency. In all cases, we noted that no legacy assets were replaced due to their obsolescence or early degradation.

◦
Is the estimated useful life of the project limited by the remaining useful life of the legacy Unit? Our Engineers reevaluated whether the estimated useful life of the project would be limited by the remaining useful life of the legacy Unit infrastructure (where appropriate). In all cases, our Engineers determined that the estimated useful life of the project would not be affected by the remaining useful life of any associated legacy Unit infrastructure. Our Engineers determined that future replacements and betterments of legacy infrastructure will be made through our normal course of business when those assets reach the end of their useful lives in order to enable the full realization of the useful life of the project.

•
Our detailed analysis consists of over one-half of all projects (based on the dollar amounts of additions) over the past three years, by year and in total, and we believe our analysis contains all of the pertinent factors and covers all of the various types and categories of our projects to illustrate that our additions have similar useful lives.

•
We believe the projects excluded from our detailed analysis have the same characteristics as the large projects presented with respect to each attribute presented in our detailed analysis. Our assertion is based on our consistent application of our accounting policies in all material respects, which have been provided to the Staff supplementally in response to the Staff’s comment three. However, in addition to the detailed analysis provided in Exhibits A-1, A-2 and A-3, our accountants and Engineers performed a high-level review

One Valero Way, San Antonio, Texas 78249-1616
telephone (210) 345-2146 - fax (210) 345-2497

CONFIDENTIAL TREATMENT REQUESTED BY VALERO ENERGY CORPORATION

Mr. Brad Skinner
U.S. Securities and Exchange Commission
July 8, 2011

of all other projects related to crude oil processing facilities for the periods presented in the 2010 Form 10-K to identify any major Unit replacements or any additions that have estimated useful lives that are outside the range of 20-plus years, with 25 to 30 years not being unreasonable. None were identified.

•
We also reanalyzed a substantial amount of our 2011 first quarter and second quarter additions for accounting policy compliance, to identify whether there were any projects whose estimated useful lives are outside the range of 20-plus years, with 25 to 30 years not being unreasonable, and to identify whether any major Units were replaced. We redetermined that we complied with our accounting policies in all material respects. We also determined that all additions had estimated useful lives of 20-plus years, with 25 to 30 years not being unreasonable, and we identified no major Unit replacements.

•
We also performed a high-level review of a listing of total additions made to each refinery for every year that we have owned each refinery. Years in which large additions occurred were examined in detail with our Engineers to identify any historical experience with respect to major replacements of Units before the end of their useful lives. Throughout our extensive historical experience of owning and operating refineries (over 25 years), we identified only one Unit of any significance that was shut down, disposed of or replaced before the end of its useful life, which related to the involuntary conversion of a significant portion of a Unit destroyed in a fire at our McKee Refinery, thereby reaffirming our assertion. We have experienced other fires within our refineries over the years, but in these cases the repairs were expensed as incurred. We also inquired of our Engineers as to whether any future capital project that is expected to occur during our five-year strategic planning period will involve the replacement of major Units, and they confirmed that no such replacements are expected. This information is being provided to the Staff supplementally in Exhibit B. Pursuant to Rule 12b-4 under the Exchange Act, we are requesting that this supplemental information be returned to us as soon as practicable following the Staff’s review of such information. In addition, we are requesting that the Staff afford confidential treatment under the Freedom of Information Act to this information. This information further supports our assertion that major replacements or dispositions of Units are infrequent and unusual (i.e., extraordinary).

•	Our detailed analysis and our historical experiences indicate the following:

◦	“Major” and “abnormal” replacements of Units are extremely infrequent and unusual (i.e., extraordinary).

◦
Betterments of Units often include de minimis or minor replacements of existing assets or infrastructure. As per our accounting policies and composite depreciation methodology, these amounts are not charged to income.

One Valero Way, San Antonio, Texas 78249-1616
telephone (210) 345-2146 - fax (210) 345-2497

CONFIDENTIAL TREATMENT REQUESTED BY VALERO ENERGY CORPORATION

Mr. Brad Skinner
U.S. Securities and Exchange Commission
July 8, 2011

◦
New assets, including entire new Units, and betterments are always designed, constructed and maintained to have a very long useful life in accordance with Shell EG-1 Guidelines or similar industry standards.

•
We maintain our composite groups at the refinery level due to the fact that the underlying Units within each refinery were designed, constructed and maintained to enable a very long useful life, and the underlying useful life of each Unit is not significantly or materially different from that of other Units. This was verified and supported by our Engineers.

•
Further, as discussed in the response letter we filed with the Commission on May 11, 2011, the Units of each refinery are aggregated into one composite group because these Units are substantially homogeneous with respect to their operation, their useful lives and their location, and we provided the basis for these assertions in that letter. With respect to useful lives, we described that our initial estimates were established at the time we acquired each refinery. We respectfully disagree with the Staff’s assertion that the complexities of our refineries and the substantial range of cost of our additions are indications of dissimilarities that would contribute to varying useful lives. While we agree that our refineries are complex in their processes, we have described in this and previous response letters that the Units (and Unit additions) within our refineries are designed, operated and maintained for extremely long useful lives (in excess of 20 years, with a 25 to 30 year life not being unreasonable). The cost of a property addition will only affect the composite group’s overall useful life if it is significant (i.e., major) and the effect would most likely be an extension of the composite group’s useful life, not a reduction.

•
We specifically discussed the useful lives of the Units that comprise our refinery composite groups with our Engineers to determine whether any Unit has a useful life that is significantly different from any other Unit (e.g., whether a Crude Unit has a significantly different useful life from that of a Hydrocracker Unit or a Coker Unit, etc.). No individual Units were determined to have significantly different useful lives from one another.

3.
It appears that your policy for Property, Plant and Equipment does not address capitalization of additions. Please provide us with your accounting policy for property additions to crude oil processing facilities and provide us with an analysis that supports your policy. As part of your response, tell us how you considered the fact that your refineries were identified as one asset as part of your purchase price allocations, or explain why it is not relevant.

•
We believe our accounting policy disclosure for property, plant and equipment is adequate under Regulation S-X and is comparable to our peers; however, we intend to expand our disclosure for property additions in the future. As such, we propose including the following policy disclosure in our Form 10-K for the year ending December 31, 2011.

One Valero Way, San Antonio, Texas 78249-1616
telephone (210) 345-2146 - fax (210) 345-2497

CONFIDENTIAL TREATMENT REQUESTED BY VALERO ENERGY CORPORATION

Mr. Brad Skinner
U.S. Securities and Exchange Commission
July 8, 2011

Property, Plant and Equipment
The cost of property, plant and equipment (property assets) purchased or constructed, including betterments of property assets, are capitalized. The cost of repairs to and normal maintenance of property assets, however, is expensed as incurred. Betterments of property assets are those which either extend the useful life, increase the capacity or improve the operating efficiency of the asset, or improve the safety of our operations. The cost of property assets constructed includes interest and certain overhead costs allocable to the construction activities.

Our operations, especially those of our refining segment, are highly capital intensive. Each of our refineries is comprised of a large base of property assets, consisting of a series of interconnected, highly integrated and interdependent crude oil processing facilities and supporting logistical infrastructure (Units), and these Units are continuously improved. We plan for these improvements by developing a multi-year capital program that is updated and revised based on changing internal and external factors. Improvements consist of the addition of new Units and betterments of existing Units.

Depreciation of our property assets is recorded on a straight-line basis over the estimated useful lives of these assets primarily using the composite method of depreciation, and we maintain a composite group of property assets for each of our refineries. We estimate the useful life of each group based on an evaluation of the property assets comprising each group. Such evaluations consist of, but are not limited to, physical inspection of the assets, review of maintenance and safety records, review of improvements to the assets and assessment of the need to replace assets. Under the composite method of depreciation, the historical cost of a minor property asset (net of salvage value) that is retired or replaced is charged to accumulated depreciation and no gain or loss is recognized in income. However, a gain or loss is recognized in income for a major property asset that is retired, replaced or sold and for an abnormal disposition of a property asset (primarily involuntary conversions). Gains and losses are reflected in depreciation and amortization expense, unless such amounts are reported separately due to materiality.

•
We are providing a copy of our internal accounting policies, which are titled “Accounting for Property, Plant and Equipment” and “Accounting for the Depreciation and Retirement of Property, Plant & Equipment,” to the Staff supplementally as Exhibits C and D, respectively. Pursuant to Rule 12b-4 under the Exchange Act, we are requesting that this supplemental information be returned to us as soon as practicable following the Staff’s review of such information. In addition, we are requesting that the Staff afford confidential treatment under the Freedom of Information Act to this information. Some of the dollar

One Valero Way, San Antonio, Texas 78249-1616
telephone (210) 345-2146 - fax (210) 345-2497

CONFIDENTIAL TREATMENT REQUESTED BY VALERO ENERGY CORPORATION

Mr. Brad Skinner
U.S. Securities and Exchange Commission
July 8, 2011

thresholds referred to in the examples that are included with our “Accounting for Property, Plant and Equipment” policy need to be updated to conform to the thresholds reflected in that policy; however, the underlying theory and concepts of our policy remain the same.

•
As a clarification, our refineries were not identified as one asset as a part of our purchase price allocations. Some of our appraisals provided asset values and the appraisers’ estimates of useful lives for underlying Units, but other appraisals did not. The important aspect of the appraisals that included estimated useful lives by Unit is that these appraisals corroborated and supported our Engineers’ assertions that the useful lives of Units within each refinery are extremely long-lived and substantially similar.

4.
We note a number of your property additions relate to FCC, crude unit and coker revamps (e.g., St. Charles and Memphis FCC projects), expansions (including successive expansions) (e.g., Port Arthur and St. Charles crude and coker projects, Wilmington Alkylation project), and conversions (e.g., Memphis distillate hydrotreater to a mild hydrocracker). For each type of project, please explain to us (i) how the project will impact the legacy infrastructure and (ii) how you have evaluated whether any dispositions other than normal exist. In addition, please clarify for us whether any of your regulatory projects significantly impacted the infrastructure of any legacy assets.

•
The nomenclature of “revamps,” “expansions,” and “conversions” are terms that generally consist of betterments of existing Units. The use of these terms is solely for the purpose of our Engineers and the investment community and does not have a specific technical accounting meaning. Our detailed analysis of the projects in Exhibits A-1, A-2 and A-3 provide an example of the accounting considerations for each type of project.

•	With respect to each project mentioned by the Staff, we supplementally provide the following information:

◦
St. Charles FCC Unit Revamp Project. This project was completed in the second quarter of 2011 and, therefore, is not reflected in Exhibit A. The purpose of this project was to improve the existing MSCC Unit by converting it to a FCC Unit to increase the output of products and to increase the cycle time between turnarounds (i.e., improve efficiency). A majority of the existing infrastructure was utilized in this project; therefore, the disposition of existing infrastructure was not determined to be major. This project is categorized as a “strategic” project and is considered to be a betterment.

◦
Memphis FCC Unit Revamp Project. This project was largely completed in 2010 and is reflected in Exhibits A and A-1 on line 177. The purpose of this project was to increase the output of products and to increase the cycle time between

One Valero Way, San Antonio, Texas 78249-1616
telephone (210) 345-2146 - fax (210) 345-2497

CONFIDENTIAL TREATMENT REQUESTED BY VALERO ENERGY CORPORATION

Mr. Brad Skinner
U.S. Securities and Exchange Commission
July 8, 2011

turnarounds (i.e., improve efficiency). This project largely consisted of the addition of new assets that did not previously exist. In addition, a majority of the existing infrastructure was utilized in this project; therefore, the disposition of existing infrastructure was not determined to be major. This project is categorized as a “strategic” project and is considered to be a betterment.

◦
Port Arthur Coker Unit Project. This project related to the proposed construction of an additional Coker Unit. The existing Coker Unit would not have been replaced. This project was never completed and the costs were expensed in 2009 along with other cancelled projects, as described in Note 4 to the consolidated financial statements included in the 2010 Form 10-K (beginning on page 76 of the 2010 Form 10-K). This project, therefore, is not reflected as a project in Exhibit A.

◦
Port Arthur Crude Unit Expansion Project. This project is expected to be completed in 2012 and, therefore, is not reflected in Exhibit A. The purpose of this project is to increase the output of one of the refinery’s two Crude Units. This project includes the addition of a new Hydrocracker Unit. The new Hydrocracker Unit will not replace the existing Hydrocracker Unit, and the existing Hydrocracker Unit will continue to operate. This project will largely consist of the addition of new assets that did not previously exist. In addition, a majority of the existing infrastructure will be utilized in the project; therefore, it is unlikely that the disposition of existing infrastructure will be determined to be major. This project is categorized as a “strategic” project and is considered to be the addition of new assets and a betterment.

◦
St. Charles Crude Unit Expansion and Coker Unit Project. This project is being completed in various phases from 2010 through 2013. The phase that included the Crude Unit and Vacuum Unit expansions was completed in 2010 and is reflected in Exhibits A and A-1 on line 178. The purpose of this project is to increase the output of the existing Crude and Coker Units and to build a new Hydrocracker Unit. The new Hydrocracker Unit will not replace the existing Hydrocracker Unit, and the existing Hydrocracker Unit will continue to operate. This project will largely consist of the addition of new assets that did not previously exist. In addition, a majority of the existing Crude Unit and Vacuum Unit infrastructure was utilized in the 2010 phase of the project; therefore, the disposition of existing infrastructure was not determined to be major. With respect to the future phases of this project, we believe that a majority of the existing infrastructure will be utilized in connection with those phases; therefore, the disposition of existing infrastructure is not expected to be major. This project is categorized as a “strategic” project. The 2010 phase of the project was considered to be a betterment.

One Valero Way, San Antonio, Texas 78249-1616
telephone (210) 345-2146 - fax (210) 345-2497

CONFIDENTIAL TREATMENT REQUESTED BY VALERO ENERGY CORPORATION

Mr. Brad Skinner
U.S. Securities and Exchange Commission
July 8, 2011

◦
Wilmington Alkylation Unit and Butamer Unit Expansion Project. This project was largely completed in 2007, but the final phase was completed in 2008 and is reflected in Exhibits A and A-3 on line 5. The purpose of this project was to improve the ability of the Alkylation Unit to suppress hydrofluoric acid vapors that might escape from the Unit, thereby improving the safety of the Unit. This project also included the expansion of the Butamer Unit to increase the output of the Unit in support of the Alkylation Unit. This project largely consisted of the addition of new assets that did not previously exist; therefore, the disposition of existing infrastructure was not determined to be major. This project is categorized as a “strategic” project and is considered to be a betterment.

◦
Memphis Distillate Hydrotreater Unit Conversion Project. This project is expected to be completed in 2012 and, therefore, is not reflected in Exhibit A. The purpose of this project is to increase the output of products. This project will largely consist of the addition of new assets that do not currently exist; therefore, the disposition of existing infrastructure is not expected to be major. This project is categorized as a “strategic” project and will be considered a betterment.

•
Regulatory projects often impact the infrastructure of legacy assets, but the cost of assets disposed of or replaced as a result of regulatory actions has historically been minor. Our detailed analysis of regulatory projects in Exhibits A-1, A-2 and A-3 supports this assertion. As such, per our accounting policies, these amounts have been charged to accumulated depreciation.

5.
We note from your accounting policy that “gains or losses on sales or other dispositions of major units of property are recorded in income and are reported in depreciation and amortization expense, unless such amounts are reported separately due to materiality.” For the periods presented in your Form 10-K, please identify for us (i) any gains or losses recorded from “other dispositions” of major units of property, (ii) the major units that are within the scope of your policy, and (iii) the lesser units that are excluded from the scope of your policy.

•
For the periods presented in the 2010 Form 10-K, there were no gains or losses recorded from “other dispositions” related to major Unit dispositions, shut downs or asset replacements. As noted in our response to the Staff’s comment two, the charge to income of approximately $6 million relates to the project reflected in Exhibit A-3 on line 230 and was recorded in 2007 at the time the fire occurred at our McKee Refinery.

•
A listing of Units by refinery is being provided to the Staff supplementally as Exhibit E. Pursuant to Rule 12b-4 under the Exchange Act, we are requesting that this supplemental information be returned to us as soon as practicable following the Staff’s review of such information. In addition, we are requesting that the Staff afford confidential treatment

One Valero Way, San Antonio, Texas 78249-1616
telephone (210) 345-2146 - fax (210) 345-2497

CONFIDENTIAL TREATMENT REQUESTED BY VALERO ENERGY CORPORATION

Mr. Brad Skinner
U.S. Securities and Exchange Commission
July 8, 2011

under the Freedom of Information Act to this information. All crude oil processing-related assets within a refinery can be identified to particular Units. Therefore, there are no “lesser Units” excluded from the scope of our policy.

6.    Please clarify for us whether any replacements of major and lesser units occurred during the same periods. For example, clarify whether the new Port Arthur coker and hydrocracker, as identified in your March 2008 slides, replaced / will replace existing units. In this instance, we note that Port Arthur, acquired by you in 2005, received an $850 million investment in a delayed coker and hydrocracker in 2001, and that historically it was a single-train coking refinery. As another example, you have indicated Benicia received new furnaces. Based on the July 2007 Benicia Refinery Tour slides, it seems that Benicia was previously equipped with a refinery. For any replaced units, clarify your accounting as it relates to the replaced unit (e.g., recording of a loss, acceleration of depreciation). As part of your response, please address how any replacements of major components were considered in your conclusions related to whether composite depreciation with asset groups at the refinery level was appropriate.

•	There have been no major replacements of Units during the periods presented in the 2010 Form 10-K.

•
The accounting treatment for assets replaced as part of a capital project is outlined in our accounting policies, which are provided in response to the Staff’s comment three. We have also presented our detailed considerations for replaced assets within the detailed analysis of our capital additions provided in our response to the Staff’s comment two.

•
Since the construction or acquisition of our refineries, there have been no major replacements of Units. Our historical experience has given us no indication that the useful lives assigned to our composite groups are too long nor are Units that comprise the composite groups significantly dissimilar in their useful lives. Should future circumstances indicate that a reevaluation of our composite useful lives is warranted, we will engage an independent consulting firm to perform a detailed study of the composite group lives and adjust our depreciation rates accordingly. Based on our experience and analysis, we would expect the composite useful lives to be extended, not shortened.

•	With respect to the specific projects discussed by the Staff, we supplementally provide the following information:

◦
Port Arthur Coker Unit Project. A description of this project is provided in response to the Staff’s comment four. This project was subsequently cancelled and amounts incurred were expensed, as discussed in our response to the Staff’s comment four.

One Valero Way, San Antonio, Texas 78249-1616
telephone (210) 345-2146 - fax (210) 345-2497

CONFIDENTIAL TREATMENT REQUESTED BY VALERO ENERGY CORPORATION

Mr. Brad Skinner
U.S. Securities and Exchange Commission
July 8, 2011

◦
Port Arthur Hydrocracker Unit. The addition of the new Hydrocracker Unit is part of the Port Arthur Crude Unit Expansion Project described in our response to the Staff’s comment four. As discussed in that response, this new Hydrocracker Unit will not replace the refinery’s existing Hydrocracker Unit, and the existing Hydrocracker Unit will continue to operate and not be affected by the new Hydrocracker Unit. The replacement of legacy assets will be de minimis. We expect to complete the construction of the new Hydrocracker Unit in 2012.

◦
Benicia Furnaces. The addition of new furnaces was part of the flue-gas scrubber project at our Benicia Refinery, as described in our response to the Staff’s comment five in the response letter we filed with the Commission on May 11, 2011. This project is reflected in Exhibits A and A-1 on line 1353. We refer the Staff to these exhibits and the discussion of the accounting treatment provided in response to the Staff’s comment two. The disposition of legacy infrastructure was not determined to be major.

7.	Please provide us the appraisals that were utilized to establish the useful lives of your refineries, as referred to in prior comment two.

•
We are providing copies of our detailed appraisals to the Staff supplementally as Exhibits F through K. Pursuant to Rule 12b-4 under the Exchange Act, we are requesting that this supplemental information be returned to us as soon as practicable following the Staff’s review of such information. In addition, we are requesting that the Staff afford confidential treatment under the Freedom of Information Act to this information.

•
As a clarification, our appraisals were not used as the primary source of establishing the useful lives of our composite groups. In addition, certain appraisals did not address useful lives and certain appraisals did not address useful lives by Unit. The useful lives of our refineries were established through discussions with our engineers who performed our detailed due diligence procedures in connection with the acquisitions of our refineries. The engineers conduct extensive due diligence procedures as part of the acquisition process, including but not limited to:

◦	Identification of all Units within the refinery;

◦	Physical inspection of each Unit and related infrastructure;

◦	Review of historical maintenance and safety records;

◦	Review of historical improvements and expansions;

◦	Assessment of the need for future Unit replacements due to design flaws or inefficiencies;

◦	Evaluation of operating efficiency;

◦	Evaluation of the environmental compliance status of the Units;

One Valero Way, San Antonio, Texas 78249-1616
telephone (210) 345-2146 - fax (210) 345-2497

CONFIDENTIAL TREATMENT REQUESTED BY VALERO ENERGY CORPORATION

Mr. Brad Skinner
U.S. Securities and Exchange Commission
July 8, 2011

◦	Discussions with Unit and refinery managers to determine the condition and reliability of the Units;

◦	Review of all relevant Unit and entire refinery documentation; and

◦	Professional evaluation using historical experience and industry expertise.

•
Although no formal reports were prepared by our engineers with respect to estimated useful lives, those estimates were compared to our peers in our industry and to our detailed appraisals (when provided), and they were determined to be reasonable.

Closing Comments

We have responded to the Staff’s comments as fully and completely as we are able, and we believe that those comments are adequately addressed. However, in order to ensure that we have addressed the Staff’s comments, we would like to schedule a follow-up call with you on Monday, July 18, or as soon as practicable thereafter. The attendees from Valero will be Clay Killinger, Senior Vice President and Controller; Mark Schmeltekopf, Vice President of Accounting; Jeff Jones, Vice President of Accounting; Roger Gastrell, KPMG LLP Audit Partner; Guy Young, Vice President of Reliability, who is one of our internal engineers; and me. Please contact Clay Killinger at (210) 345-2325 or me at (210) 345-2146 to schedule this call.

Very truly yours,

/s/ Michael S. Ciskowski
Michael S. Ciskowski
Executive Vice President and Chief Financial Officer

cc:    Clayton E. Killinger, Senior Vice President and Controller

Jay D. Browning, Senior Vice President - Corporate Law
and Secretary

Teresa E. Iannaconi - KPMG LLP

Office of Freedom of Information and Privacy Act Operations
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

One Valero Way, San Antonio, Texas 78249-1616
telephone (210) 345-2146 - fax (210) 345-2497